Sub-Item 77O Rule 10f-3 Transaction DREYFUS MANAGER FUNDS II - Dreyfus Balanced Opportunity Fund

On May 13, 2008, Dreyfus Balanced Opportunity Fund, a series of Dreyfus Manager Funds II (the "Fund"), purchased $465,000 of a corporate bond issued by Columbus Southern Power (6.05 5/01/2018, CUSIP No.: 199575AW1) (the "Bonds") at a purchase price of $99.774 per unit. The Bonds were purchased from an underwriting syndicate of which BNY Capital Markets, Inc., an affiliate of the Fund, was a member. BNY Capital Markets, Inc. received no benefit in connection with the transaction. The following is a list of the syndicate's primary members:

BNY Capital Markets, Inc. Goldman Sachs

Accompanying this statement are materials presented to the Board of Trustees of the Fund, which ratified the purchase as in compliance with the Fund’s Rule 10f-3 Procedures, at the Fund’s Board meeting